UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  April 19, 2007                      /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                          NEWS RELEASE - APRIL 19, 2007

                                 AMERA COMPLETES
                         $4.1 MILLION PRIVATE PLACEMENT

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has closed the second and final tranche of its $4,095,000 brokered private placement, initially announced on March 12,2007 and subsequently increased, as announced on April 17, 2007. The second and final tranche consisted of 9,500,000 units ("Units") at a price of $0.35 per Unit for gross proceeds of $3,325,000. Each Unit consists of one common share ("Common Share") and one-half of one non-transferable share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share in the capital of the Company if exercised on or before April 19, 2009 at a price of $0.45 per share. If after the period expiring August 20, 2007 and, upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the Warrants will expire 30 days from the date of providing such notice.

Bolder Investment Partners, Ltd. ("Bolder") acted as lead agent to the Company in respect of such second tranche and received a total commission of $191,205, $150,773.35 in cash and the balance as 115,519 Units and an Agent's Warrant entitling Bolder to purchase up to 582,720 common shares in the capital of the Company at a price of $0.45 per share on or before April 19, 2009. Canaccord Capital Corporation ("Canaccord") was a participating agent in respect of such second tranche and received a cash commission of $56,463.75 and an Agent's Warrant entitling Canaccord to purchase up to 172,080 common shares in the capital of the Company at a price of $0.45 per share on or before April 19, 2009.

The securities are subject to a hold period expiring on August 20, 2007.

The proceeds from the placement will be used for general working capital and for further exploration and development of the Company's property portfolio in Peru.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2007 NUMBER 9